UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34959

AUSTRALIA ACQUISITION CORP.
(name of Registrant)

Level 9 Podium, 530 Collins Street
Melbourne VIC 3000
Australia
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Australia Acquisition Corp., a Cayman Islands company (the “Company”), has issued a supplemental notice to shareholders of the Company related to the upcoming special meeting of shareholders, which is scheduled to be held on Monday, August 13, 2012 at 8 a.m. Australia Eastern Standard Time. Nothing contained herein constitutes an offer to buy or the solicitation of an offer to sell securities.

Press Release

On August 8, 2012, the Company issued a press release relating to such supplemental notice.  A copy of the press release is being provided as Exhibit 99.1 to this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 8, 2012	AUSTRALIA ACQUISITION CORP.

	By:	/s/ Peter Ziegler
		Name:	Peter Ziegler
		Title:	Chairman of the Board and Chief Executive Officer

Exhibit Index
Exhibit Number	Description

99.1	Press release dated August 8, 2012.